

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 5, 2016

<u>Via E-mail</u>
Christopher G. Stavros
Senior Vice President and Chief Financial Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

    Re: **Occidental Petroleum Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Filed February 26, 2016
           Form 10-Q for the Quarterly Period Ended March 31, 2016
           Filed, May 5, 2016
           Form 8-K
           Filed May 5, 2016
           File No. 001-09210

Dear Mr. Stavros:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Brad Skinner

                                         Brad Skinner
                                         Senior Assistant Chief Accountant
                                         Office of Natural Resources